Exhibit 99.2

Arrival QI 2023 Business Update Call

Q12023 Update May 2023 Disclaimer: Safe Harbor Statement Before we begin, I’d like to remind everyone that certain statements made on this call today are forward-looking statements. These statements are subject to various risks and uncertainties, and reflect our current expectations based on our beliefs, assumptions and the information currently available to us. Although we believe these expectations are reasonable, we undertake no obligation to revise any statements to reflect changes that occur after this call. Descriptions of these factors and other risks that could cause actual results to differ materially from these forward-looking statements are discussed in more detail in our filings with the SEC and our first quarter 2023 business update issued today on the 15th of May. During the call, we also refer to certain nonIFRS financial measures. This should be considered in addition to and not as a substitute for or in isolation from our IFRS results.

Q12023 Update May 2023 Arrival’s Management Team Today’s Speakers                Igor Torgov Group CEO Mike Ableson CEO, North America John Wozniak    CFO

Igor Torgov Group CEO

We significantly reduced our cost base in Q1 and announced an important business combination agreement Successfully executed upon cost optimization initiatives in Q1 Business remains focused on our plan to deliver a purpose- built Class 4 delivery van for the U.S. market in 2024 Announced a business combination with Kensington Capital Acquisition Corp. V which will add industry leading experience and up to $283M cash in trust into Arrival Progressing on our operational milestones which include: -Producing 10 Vans in Bicester -Accumulating 250,000 kms in road mileage -Finalizing XL Van design

Mike Ableson CEO, North America

10 Additional Vans Built in Bicester by Q3 2023 In progress Vans Built in Bicester to date 3/10 [+5 in Progress] Accumulated Public Road miles (L Van) 90,000 / 250,000 kms Improving automatic operations within tech cells Bicester learnings provide an enormous benefit to the Charlotte factory

Over 90,000 kms of road mileage accumulated with employees Goal for 2023: 250,000 kms Achieved to date: 90,000 kms “It was amazing to drive the Van today, drives really, really well and is so responsive to brakes and accelerator. Was great fun!” “It was a great experience, being able to drive our product for the first time, especially on a sunny day like today. Thanks very much for the opportunity.” “It was a really good experience with the public road driving this morning, and a valuable insight into the product, I highly recommend taking part if you have time.”

XL Van Program —Completed fourth round of vehicle simulation in preparation for release of long-lead structural parts next quarter —Evaluating commercially available systems and components to reduce development cost, program investment and program risk

John Wozniak CFO

Cash & Liquidity Cash Balance Ended March 31st with approximately $130 million cash on hand Liquidity Initiatives $25M received from Antara In April, entered into a business combination agreement with Kensington Capital Acquisition Corp. V, which provides access to up to $283M in trust upon closing (subject to redemptions)

Summary We are working diligently to bring in the necessary capital to meet our 2024 production goals. Our top priority remains closing our announced transaction with Kensington. We are still very optimistic that we have the IP, talent and know-how to bring Arrival’s purpose-built vans to market and we believe we will succeed in proving out our revolutionary new methods of production. In these challenging market conditions, it will require a great deal of discipline, perseverance, and support from our partners, but we are confident that we will meet those challenges head-on and emerge as one of the leaders in the rapidly growing commercial EV market. Thank you